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                                                                    EXHIBIT 99.1

The Board of Directors
Wipro Limited
Doddakannelli,
Sarjapur Road
Bangalore - 560035.

16 April 2004

Dear Sirs,

In connection with the change of SEC auditor of Wipro Limited ("the company") from KPMG (Registered), an Indian partnership, to KPMG LLP, a UK partnership, we are writing to confirm that the change has been initiated at our request. There is no matter in the nature of a dispute or disagreement connected with the change which we believe ought to be brought to the attention of shareholders or creditors of the company. At your request, we further confirm that, in respect of our audits of the company's financials statements for financial years ended 31 March 2002 and 2003, there were no disagreements on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which were of a material nature or not resolved to our satisfaction


Yours faithfully



/s/ KPMG